                                                                       EXHIBIT 3

                                    For Further Information Contact:
                                    Robert Stillwell
                                    Garrett Smith
                                    Both of BP Capital
                                    214-265-4165


For Immediate Release
Tuesday, June 25, 2002


                  BP Capital Announces Acquisition Proposal to
                            Penn Virginia Corporation

         Pickens proposes to purchase the entire equity interest in PVA for $40 cash for each presently outstanding share, a 20% premium over recent prices.

         Boone Pickens announced today a proposed acquisition of Penn Virginia Corporation (PVA) on behalf of investment partnerships controlled by BP Capital that together own 7.6% of the common shares of PVA. Mr. Pickens said "We look forward to working with management on this transaction to obtain this high value for PVA shareholders."

         BP Capital has filed a 13D amendment with the Securities and Exchange Commission concurrently with the mailing of the letter regarding the proposed acquisition to the Board of Directors of PVA. Attached below is a copy of BP Capital's letter.

                                    * * * * *

                                  June 25, 2002


Board of Directors
Penn Virginia Corporation
c/o Mr. A. James Dearlove
President and Chief Executive Officer
One Radnor Corporate Center, Suite 200
Radnor, PA 19087

Gentlemen:

         The BP Capital Energy Equity Funds, which together own approximately 7.6% of Penn Virginia Corporation (PVA), are pleased to offer to acquire all of the remaining outstanding shares of your company. We believe this represents the best path to obtaining the highest value for your shareholders in the foreseeable future.

         We propose a negotiated transaction whereby the entire equity interest in PVA would be acquired by us for $40 cash for each presently outstanding share. This cash price reflects a 20% premium over recent trading levels. We believe that this premium will be well received by the shareholders of PVA as a full and fair price for their shares.

         We have committed to provide the equity portion of the purchase price, and we propose to finance the balance with a combination of senior credit facilities secured by PVA's assets and a component of subordinated debt. Based on our analysis of the current oil and gas lending environment and PVA's public financial and reserve information, we are highly confident that the necessary funds are available. Your financial advisors should easily verify the viability of such a plan.

         We contemplate that a definitive merger agreement would be negotiated and entered into as soon as possible. It would contain representations, warranties, covenants and conditions customary in similar transactions, including compliance with applicable statutory, regulatory, charter and contractual requirements.

         We are prepared to meet with you and your advisors immediately to discuss this proposal. We look forward to your early response.


                        Sincerely,



                        BP Capital Energy Equity Fund, L.P.
                        BP Capital Energy Equity International Holdings I, L.P.

                        By:  BP Capital Management, L.P.


                            By:     /s/ Boone Pickens
                                -----------------------------------------
                                     Boone Pickens
                                     Managing Director of the General Partner